EXHIBIT 99

                                 [UNILEVER LOGO]

                             N E W S   R E L E A S E


Media Relations Contact: Nancy Goldfarb
                         212-906-4690

Investor Relations Contact: Leigh Ferst
                            212-906-3430
                                                           FOR IMMEDIATE RELEASE

                    UNILEVER'S FOURTH QUARTER AND PROVISIONAL
                       FULL YEAR RESULTS FOR THE YEAR 2002
                       TELEPHONE CONFERENCE CALL / WEBCAST

New York, NY -- February 10, 2003 -- Unilever's fourth quarter and provisional full year results for the year 2002 will be published at 2:00 a.m. (EST) on Thursday, February 13, 2003.

There will be separate teleconferences for U.S.-based and European-based analysts. The U.S. teleconference will commence promptly at 10:30 a.m. (EST) and lines are open from 10:00 a.m. (EST). Again, early dial-in is recommended and only analysts will be able to ask questions during the call.

U.S. DIAL-IN TELEPHONE NUMBER (Listen only line): +1 800 599 9829 (toll free) OR +1 617 847 8703 (international) - PIN Number 558216

The European teleconference will commence promptly at 8:45 a.m. (London time) and lines are open from 8:15 a.m. Early dial-in is recommended. Analysts only will be able to ask questions during the call.

EUROPEAN DIAL-IN TELEPHONE NUMBER (Listen only line):
+44 (0) 20 8896 4350 - PIN number: 272528

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Recordings of both teleconferences will be accessible immediately after the conference ends, and will remain available up to and including February 27, 2003.

The U.S. replay number is: +1 888 286 8010 (toll free) OR +1 617 801 6755 (international) - PIN Number 132789

The European replay number is: +44 (0)1296 618700 - PIN Number 641793

The webcast can be accessed via www.unilever.com and registration will open 30 minutes before each conference. An archived stream will be available from Friday, February 14, 2003 until Thursday, February 27, 2003.

                                     -o0o-

UNILEVER BACKGROUND:

Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 17,800 people and has 67 offices and manufacturing sites in 23 states.

The business comprises:

Foods: Lipton teas, soups and side dishes; Wish-Bone salad dressings and marinades; Lawry's seasonings and specialty sauces; Shedd's Country Crock and "I Can't Believe It's Not Butter!" spreads and sprays; Ragu pasta and pizza sauces; Knorr soups, sauces and bouillons; Hellmann's and Best Foods mayonnaise; Skippy peanut butter; Bertolli olive oil, premium pasta sauces and frozen dinners; Good Humor-Breyers and Ben & Jerry's Homemade, Inc. ice cream companies; and Slim-Fast nutritional and health snack products.

Home and Personal Care: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergent; Lever 2000, Caress, Pond's and Vaseline skin care; the Dove family of anti-perspirant, skin- and hair-care products; the Suave family of anti-perspirant, skin- and hair-care products; Axe deodorant bodyspray for men; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.